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FOR IMMEDIATE RELEASE


                       ITRON COMPLETES DEBT EXCHANGE OFFER

SPOKANE, WA--March 18, 1999--Itron, Inc. (NASDAQ:ITRI), announced today that it has completed its offer ("Exchange Offer") to exchange up to $15,840,000 principal amount of its 6 3/4% Convertible Subordinated Notes due 2004 ("Exchange Notes"), for up to $22,000,000 principal amount of its 6 3/4% Convertible Subordinated Notes due 2004 ("Original Notes").

The Exchange Offer terminated on Friday, March 12, 1999, at 5:00 p.m. New York City time. A total of $56,730,000 aggregate principal amount of Original Notes was validly tendered for exchange. The Company accepted $22,000,000 for exchange, meaning that the Company accepted for exchange approximately 38.8% of the Original Notes tendered by each noteholder on a pro rata basis. The exchange was made on the basis of $720 principal amount of Exchange Notes for $1,000 principal amount of Original Notes. A total of $15,834,000 aggregate principal amount of Exchange Notes was issued as of March 12, 1999, with $6,000 in cash paid in lieu of fractional interests to tendering noteholders pursuant to the terms of the Exchange Offer.

The Exchange Notes have the same terms and conditions as the Original Notes except for a change in the conversion price for converting the Exchange Notes into Common Stock to $9.65, an extension of the date before which the Company may not call the Exchange Notes to March 12, 2002, and the removal of the redemption premium.

The Company indicated the principal purpose of the exchange was to reduce its long-term debt and debt service obligations. The total amount of Original Notes and Exchange Notes now outstanding is $57,234,000, for a reduction of $6,166,000 in the amount of notes outstanding. The Company expects to report a pre-tax gain on extinguishment of debt of approximately $5.5 million in the first quarter of 1999. The Company anticipates a reduction in 1999 interest expense of approximately $300,000 pre-tax, which will result in slightly higher earnings per share in 1999. The Company believes that the exchange will not be materially dilutive to future earnings per share beyond 1999.

Itron, Inc., a leading provider to the utility industry of data acquisition and wireless communications solutions for collecting, communicating, and analyzing electric, gas and water usage, serves over 1,500 customers in more than 45 countries around the world. The Company is headquartered in Spokane, Washington, and has engineering, design, and manufacturing facilities in several US locations and subsidiaries in the United Kingdom, France, and Australia. Itron employs approximately 1,200 people worldwide.

For more information, please contact:       Mima Scarpelli, Itron, (509)891-3565



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